SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 6)*

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

42365Q103
(CUSIP Number)

Jonathan Brolin

Edenbrook Capital, LLC

116 Radio Circle

Mount Kisco, NY 10549

(914) 239-3117

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42365Q103	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,089,289
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,089,289
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,089,289
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.94%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 42365Q103	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,089,289
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,089,289
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,089,289
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.94%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 42365Q103	SCHEDULE 13D/A	Page 4 of 7 Pages

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 18, 2020, as subsequently amended on Schedule 13D (as amended thereby and hereby, the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.0001 (the “Class A Common Stock”) of Hemisphere Media Group, Inc. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Items 3, 4, 5(a)-(c) and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Shares reported represent 3,089,289 shares of Class A Common Stock of the Issuer. The Reporting Persons used a total of approximately $28,513,901 to acquire the Class A Common Stock reported in this Schedule 13D. The Class A Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 16, 2022, Edenbrook sent a letter (the “May 16 Letter”) to Peter Kern, the Chairman of the Board, expressing Edenbrook’s strong belief that the Issuer’s recent entry into an agreement and plan of merger[1] to have the Issuer taken private at $7.00 per share in cash significantly undervalues the Issuer.  The May 16 Letter details and provides support for Edenbrook’s belief that a deal to take the Issuer private at anything less than $12.00 per share would raise serious questions about the process, motivations and conflicts of interest surrounding the proposed transaction.

The foregoing summary of the May 16 Letter is not intended to be complete and is qualified in its entirety by reference to the full text of the May 16 Letter, which is filed herewith as Exhibit C and is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)  As of the date hereof, Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 3,089,289 shares of Class A Common Stock, constituting 14.94% of the shares of Class A Common Stock, based upon 20,680,326 shares of Class A Common Stock outstanding as of May 9, 2022, based on the information set forth in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed by the Issuer on May 10, 2022.

________________________

[1]As disclosed in the Issuer’s Form 8-K, filed with the SEC on May 10, 2022.

CUSIP No. 42365Q103	SCHEDULE 13D/A	Page 5 of 7 Pages

(b) Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Common Stock; have the shared power to vote or direct the vote of 3,089,289 shares of Common Stock; have the sole power to dispose or direct the disposition of 0 shares of Common Stock; and have the shared power to dispose or direct the disposition of 3,089,289 shares of Common Stock.
(c) The transactions by the Reporting Persons in the securities of the Issuer since the filing of Amendment No. 5 are set forth in Schedule A. All such transactions were carried out in open market transactions.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit C	May 16 Letter.

CUSIP No. 42365Q103	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 16, 2022

EDENBROOK CAPITAL, LLC

By:	/s/ Jonathan Brolin
Name:	Jonathan Brolin
Title:	Managing Member

By:	/s/ Jonathan Brolin
JONATHAN BROLIN

CUSIP No. 42365Q103	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions in the Class A Common Stock effected by the Reporting Persons since the filing of Amendment No. 5. All such transactions were effected in the open market through a broker.

Trade Date	Transaction	Shares	Price
04/22/2022	BY	29,921	3.9727
04/25/2022	BY	3,770	3.9653
04/26/2022	BY	2,883	3.9998
04/27/2022	BY	29,268	3.9782
04/28/2022	BY	9,847	3.9822
05/02/2022	BY	8,722	3.7566

EXHIBIT C

May 16, 2022

Peter Kern Chairman of the Board

Hemisphere Media Group, Inc.

c/o InterMedia Advisors, LLC

228 Park Avenue South, PMB 67521
New York, NY 10003-1502

Dear Peter:

Our firm, Edenbrook Capital, LLC, is a large shareholder of Hemisphere Media Group, Inc. (“the Company” or “Hemisphere”), with ownership of approximately 14.94% of the publicly traded A shares and 7.65% of the total company, including the privately held, super-voting B shares. We have been patient, supportive shareholders for nine years, and in that time, we have enjoyed a collaborative, productive relationship with the Company. But following last week’s surprise announcement of a proposed transaction for the Company to be taken private by insiders at a price that significantly undervalues the Company (the “Insider Takeover”), we feel compelled to share our views publicly for the benefit of all shareholders. In short, we believe this transaction is unfair to public shareholders as it undervalues the Company and allows insiders to disproportionately benefit from the very share price erosion they are responsible for. In our view, a deal to take the Company private at anything less than $12.00 per share is indefensible and would raise serious questions about the process, motivations and conflicts of interest surrounding the Insider Takeover.

Valuation

Based on the cover numbers of the Company’s most recent Form 10-Q, filed on May 10, there are 20,680,326 publicly traded A shares, and 19,720,381 privately held B shares, for a total of 40,400,707 issued and outstanding shares. At the proposed $7.00 deal price, the Insider Takeover yields an equity value of approximately $282 million. After accounting for net debt of approximately $212 million, per that same Form 10-Q, the proposed enterprise value would be approximately $494 million, a dramatic undervaluation of the Company as demonstrated by our analysis below.

Sum of the Parts Analysis

1)	Legacy broadcast and cable network businesses: These include Puerto Rico’s leading broadcast network, WAPA, and cable networks (WAPA America, Pasiones, Cinelatino, CentroAmérica TV and Television Dominicana in the United States, and Pasiones and Cinelatino in Latin America). We estimate, based on the Company's annual report and fourth quarter 2021 earnings press release, that these high quality, cash-generative businesses produced approximately $64 million in EBITDA in 2021, after backing out the operating losses for Pantaya, discussed below. Further, we expect an election-year bump in 2022, with projected EBITDA for the core business to be approximately $70 million. While we believe WAPA is the majority of the EBITDA and deserves a premium multiple given its market share, we will use a conservative 6x multiple for all of these assets and an average of the two years, or $67 million. This yields a value for this segment of $402 million.
2)	Pantaya, the Company’s streaming platform: Hemisphere acquired the remaining 75% of Pantaya that it did not already own in April 2021 for $124 million, putting a valuation on the business of approximately $165 million. This acquisition was made because of strong growth prospects and expectations of a considerably higher valuation in the future.
3)	Canal Uno, the Company’s joint venture in a Colombian broadcast network: Hemisphere has invested approximately $130 million in Canal Uno in recent years. These investments were made because of the growth prospects and expectations of considerably higher valuations in the future.
4)	Other Assets: Includes equity stakes in Snap Media, a content distribution business, and Remezcla, a Latin American cultural media company. While we would expect these investments to have some value given the lack of disclosure, we’ll take the conservative route and, for purposes of this analysis, we will not ascribe any value to them.
5)	Net Debt: As previously stated, net debt is approximately $212 million.

Adding up the assets yields an enterprise value of approximately $697 million. After subtracting the net debt, we are left with an equity value of approximately $485 million, over $203 million above the $282 million equity value in the proposed transaction. On ~40.4 million shares outstanding, this would yield a conservative equity value of approximately $12.00 per share, more than 71% higher than the price offered by the proposed Insider Takeover. Notably, the two primary sell-side analysts who covered the Company each had a $12.00 price target on the Company prior to the Insider Takeover announcement. It is worth noting that these price targets were derived based on simple trading multiples, without taking into account the potential for higher transaction multiples.

The Company’s Recent Actions Indicate They Agree This is a Bad Deal for Public Shareholders

But don’t just take our word for it, look at the Company’s actions. In September 2021, the Company bought back its own shares for $11.00 a share. A $12.00 transaction price would therefore represent less than a 10% premium to the price the Company paid for its own shares mere months ago.

Further, as the B shares are held by insiders and related parties who benefit from, and are participating in, the take-private transaction, the additional deal compensation would only be paid to public shareholders. An additional $5.00 per share for 20.7 million public shares would be approximately $103.5 million, about half the difference between our estimate of equity value and your proposal. Let’s split the difference in equity value, shall we?

And let’s not forget why the share price fell so precipitously in advance of your proposed Insider Takeover. To recap, business operations were quite promising six months prior to your proposed Insider Takeover, when the stock was in the mid-$11 range after third quarter earnings (closing prices the five days after earnings ranged from $11.25 to $11.70).

The Company clearly agreed that its future was bright as its third quarter earnings release on November 5, 2021 included the following statements from CEO and Board member Alan Sokol:

1)	“I am very pleased with our third quarter performance, as we continue our momentum from the first half of the year. Pantaya continues to grow its subscriber base, WAPA had another tremendous quarter, and our cable networks maintained their leadership positions”.
2)	“Pantaya reached one million subscribers during the quarter and we are excited about our growth prospects. We have significantly ramped up our series production and have an unprecedented lineup of series and movies scheduled for 2022. In addition, with Pantaya’s recent launch on YouTube TV, along with the potential to launch on several other major distribution platforms, we are confident about reaching our long-term goal of 2.5 to 3 million subscribers by the end of 2025.”
3)	“Our portfolio of unique and powerful assets has delivered yet another successful quarter. We are transforming the business, while building on the performance we have delivered through difficult market environments. We have proven that our business is resilient and represents an underserved, but high growth and essential part of the media ecosystem.”

On the third quarter earnings call, Sokol provided the following additional operational color:

1)	“Pantaya…continued to perform very well, as we expected when we acquired the business on March 31” and “Pantaya has an exciting future and with an incredibly compelling content pipeline for the next year, we are well-positioned as a clear market leader.”
2)	Further, with respect to the disconnect between the Company’s share price (then north of $11) and its undervalued nature, Sokol said on the third quarter earnings call, “We’re confident that over time our continued execution and enhanced investment in Pantaya will unlock value and minimize the dislocation in our current market value.”
3)	In response to a question from a sell-side analyst about ongoing content investments in Pantaya, Sokol said “we expect that to deliver a significant return on investment.”

On this same call, CFO Craig Fischer said, “We are pleased with our third quarter performance and are on track to finish the year strongly. Pantaya’s future is promising, and together with the ongoing rebound in Puerto Rico, we look forward to continuing to create value for our shareholders.” Fischer also noted that the “revolver is currently undrawn” in discussion of the balance sheet capacity to continue investing in growth.

We Believe the Company’s Missteps Drove its Stock Price Down

On November 15, just ten days after the third quarter 2021 earnings, however, Hemisphere announced a surprise secondary offering with no express purpose. Companies that do secondaries usually do so either from a position of strength, after a big run in the stock or because there’s an immediate use for the capital that will drive accretive returns in the near future.  Absent those two cases, companies doing secondaries are perceived to be doing so from a position of weakness, including potential liquidity concerns or worsening business prospects.

As the announcement did not come on the heels of a big run and as there was no case made for an expected return on the raise, we believe that investors and the market were left concerned. In contrast with your upbeat earnings call just ten days earlier on November 5, the offering felt like a knee-jerk move in the opposite direction.

In our view, given the low liquidity of the stock, the lack of explanation for the secondary offering and the fact that the Company had purchased stock as recently as two months prior at $11.00, the stock tanked over the next two days before the secondary was pulled on November 17, and over the remaining six weeks of 2021, the stock sold off 36% to end the year at $7.27.

Was this sell-off driven by concerns about board and management credibility, given this poorly conceived financing? Or was it because of concerns about the ability to finance Pantaya’s growth? If it were the latter, the fourth quarter earnings call on March 8 should have alleviated those concerns. It was another strong quarter, and despite continued investment in Pantaya, the balance sheet was substantially the same as it had been the prior quarter, with the revolver still undrawn, suggesting continued ability to fund the growth of Pantaya from existing operations.

Again, notable comments from Alan Sokol in the March 8, 2022 press release highlighted the improving operations and continued dislocation in price versus value:

1)	“Our networks continued to perform at high levels in the fourth quarter and finished the year strongly. Our performance was highlighted by WAPA, which had an extraordinary year, with the highest advertising and retransmission revenue in its history. WAPA’s dominant ratings performance, combined with Puerto Rico’s emergence from bankruptcy and the strongest local economy in many years, should drive outstanding results in 2022.”
2)	“We continue to secure new launches for our U.S. cable networks, including, most recently, the launch on fuboTV of all five of our networks on March 1, a reflection of the quality and appeal of our programming. The fuboTV launch, as well as the impending YouTube TV launch, should drive subscriber growth.”
3)	“We have an incredible high-quality portfolio of assets, including the clear market leader in Spanish-language streaming and a consistent and market-leading networks and production business, all with tremendous upside potential. Yet our market value has little correlation with our true underlying value.”

Sokol went even further on the March 8 earnings call, saying:

1)	“Before I dive into our performance, I want to briefly address the market value of our business, which has deteriorated in recent months. Very simply, our stock price does not in any way reflect the fundamental value and strength of our company. We have consistently delivered strong results in growth and in particular during 2020 and 2021, we delivered industry-leading growth, and despite the headwinds relating to the pandemic, we set all time revenue records.”

2)	“Last year we acquired the leading Spanish-language streaming platform in the U.S., which will be a major growth engine for us over the coming years. A very talented and seasoned team has continued to prove its ability to perform with speed, creativity and agility despite difficult macroeconomic circumstances, including successfully navigating through hurricanes and earthquakes in Puerto Rico and a global pandemic. Our business model is proven and has tremendous runway for growth. We have never been more excited about the prospects for Hemisphere.”
3)	“We are managing an extraordinary portfolio of assets and believe we have a tremendous value creation opportunity in front of us. Pantaya’s upcoming slate of content is unprecedented. We are producing the kinds of premium series and movies that have never been available until now, and we have the ability to monetize and license that content outside of the U.S. We are well-positioned to dominate this unique and untapped market from multiple angles and are confident that our transformed business will prosper as a result, creating significant long-term shareholder value.”

This all sounds great. A well performing company, with a seasoned team and an “extraordinary portfolio of assets” all geared toward creating significant shareholder value. Except you apparently don’t want the public company shareholders to participate in this upside. Instead, you propose an Insider Takeover at a discount to a price deemed undervalued by the Company itself in your November earnings report, and even below the price the stock cratered to at the end of 2021 after your ill-conceived secondary.

What’s more, after public shareholders have borne the cost of buying and building Pantaya, the Company also proposes, per the May 9 transaction press release, to sell Pantaya to TelevisaUnivision at a discount to the value Hemisphere itself ascribed to the business in 2021, just as TelevisaUnivision is getting into the streaming business itself. As Hemisphere has significant private shareholders who are also significant shareholders of TelevisaUnivision, this deal is highly problematic. Who is getting the better deal for the market-leading asset? Certainly not public shareholders.

In addition, the May 9 press release states that “Hemisphere contemplates using the net cash proceeds from the TelevisaUnivision transaction to promptly prepay Hemisphere’s outstanding senior secured term loans.” Bully for you. Essentially, you’re openly admitting that while public shareholders financed the growth of the business, only the insiders will benefit from the deleveraging.

The Deal Price Should Be Increased So Even Truly Independent Shareholders Can Support It

If the Insider Takeover is as bad as we say it is, why don’t we just vote it down? Simple. We don’t believe the election will be a fair one.

The Insider Takeover must be approved by a majority of the disinterested shareholders, which purports to be fair because it removes the super vote from most of the private holders, who are interested in the transaction. We suspect, however, that certain key class B shareholders, whom the Company counts as disinterested and who will likely determine the outcome of the vote, are, in fact, not disinterested at all due to related party transactions and economic ownership, as well as business and personal relationships. But rather than get into an argument over that at this juncture, we are instead proposing that you pay public shareholders a fair price that allows them to benefit from a portion of the bright future they have financed.

The private investors can then still make long-term investments in the Company as a private entity and create more value for themselves down the road, and, because they are rolling their stock, they don’t have to pay more for their own shares, only for those of public shareholders who can’t otherwise participate in this opportunity given the proposed discounted, insider-led take-private transaction. A fair deal for Hemisphere shouldn’t be half a world away.

Sincerely,

Jonathan Brolin
Founder and Managing Partner

Disclaimer

This material does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. In addition, the discussions and opinions in this letter and the material contained herein are for general information only, and are not intended to provide investment advice. All statements contained in this letter that are not clearly historical in nature or that necessarily depend on future events are “forward-looking statements,” which are not guarantees of future performance or results, and the words “will,” “anticipate,” “believe,” “expect,” “potential,” “could,” “opportunity,” “estimate,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this letter and the material contained herein that are not historical facts are based on current expectations, speak only as of the date of this letter and involve risks that may cause the actual results to be materially different. Certain information included in this material is based on data obtained from sources considered to be reliable. No representation is made with respect to the accuracy or completeness of such data, and any analyses provided to assist the recipient of this material in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should also not be viewed as factual and also should not be relied upon as an accurate prediction of future results. All figures are unaudited estimates and subject to revision without notice. Edenbrook disclaims any obligation to update the information herein and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Past performance is not indicative of future results.